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Ms. Tiffany Piland Posil, Special Counsel
Mr. David Plattner, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

May 31, 2018

Re:    U.S. Auto Parts Network, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 17, 2018
File No. 001-33264

Dear Ms. Posil and Mr. Plattner:

This letter is being transmitted by U.S. Auto Parts Network, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated May 24, 2018 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 17, 2018 (the “Preliminary Proxy”). The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Voting; Quorum, page 1

1.
We note the parenthetical disclosure on page 2 that indicates that nominees other than broker nominees are able to cast broker non-votes. Please advise us of the support on which the Company relied to conclude that non-broker nominees may remain eligible to submit broker non-votes, or otherwise revise to clarify that only a broker may submit a broker non-vote.

Response: Pursuant to the Staff’s comment, we have revised the language to remove the reference that nominees other than broker nominees are able to cast broker non-votes.

Preliminary Proxy Card

2.
We note the following text on the proxy card, which appears to be incomplete: “NOTE: Such other business, if any, as may properly come before the Annual Meeting, or any adjournment, postponement or extension thereof.” Please clarify the meaning of this text. If the intention is to reserve the designated proxies’ right to use discretionary authority, please make a clear statement to that effect and indicate that such authority is limited by Rule 14a- 4(c).

Response: Pursuant to the Staff’s comment, we have revised the preliminary proxy card to provide the requested language.
*******

Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ David Eisler

David Eisler
SVP, Chief Legal and Administrative Officer